Exhibit 99.1

TARGET LOGISTICS, INC. ANNOUNCES FIRST QUARTER RESULTS AND FY 2007 GUIDANCE

Contact:
Paul G. Henning
Cameron Associates
212 554 5462
phenning@cameronassociates.com

Baltimore, Maryland- November 2, 2006 - Target Logistics, Inc. (Amex: TLG), a domestic and international freight forwarder and logistics provider, today announced that first quarter revenue was $43.4 million, an increase of 20% from the $36.1 million reported in the comparable FY 2006 period, reflecting both organic growth and the acquisition of certain assets of Discovery Air Cargo, Inc., a freight forwarder providing a full range of services to the New York City and Long Island area, completed in July of this year.

Net income for the first quarter ended September 30, 2006 of $276,952 or $.01 per diluted share ($0.02 per basic share) compared to $477,078 or $.02 per diluted share ($0.03 per basic share) reported in the first quarter ended September 30, 2005.

“Our strong top line performance and the trending decline in SG&A as a percentage of revenue continue.” said Stuart Hettleman, President and Chief Executive Officer. “However, less than expected revenue with smaller gross profit margins from our Discovery acquisition, a greater percentage of international import revenue overall and a lower amount of domestic value-added services caused gross margins to decline, and led to a reduction in net income for the quarter compared to last year.

“As a result of the performance of our Discovery Acquisition concluded in July of 2006, our New York Station’s profitability compared to the first quarter of fiscal 2006 was negatively impacted. We are taking steps to improve the performance of the Discovery acquisition and believe it will become a positive contributor in the near future.”

Philip Dubato, Chief Financial Officer of Target Logistics said, “Our balance sheet is solid, with cash and available credit of $14.5 million. In addition SG&A as a percentage of revenue for the quarter was 28.3% compared to 30.3% for the first quarter of fiscal 2006, a continuation of our trend, which is now in its fifth year, of consistent reductions in SG&A as a percentage of revenue.”

The company noted that for the year ending June 30, 2007, it expects to see revenue range from $185 million to $195 million, an increase of 15-22%. The Company projects a net profit range of $0.12 to $0.15 per diluted share, compared to $0.13 per diluted share, reported in fiscal 2006.

Target Logistics will hold a conference call at 4:00 PM. ET on Thursday, November 2, 2006. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1406480.  The call will also be available by dialing (866) 277-1181, or for international callers, (617) 597-5358 and by using the confirmation code 32173091. A replay of the teleconference will be available until December 2, 2006 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 60907828.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 35 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

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— Financial tables to follow —

Target Logistics, Inc.
Consolidated Statements of Operations

	Three months ended September 30,
	2006	2005
Operating revenues	$43,448,062	$36,145,785
Cost of transportation	30,568,618	24,305,199
Gross profit	12,879,444	11,840,586

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	4,240,820	3,897,923
SG&A - Target subsidiary	7,616,572	6,651,863
SG&A - Corporate	275,717	288,159
Depreciation and amortization	176,383	122,122
Selling, general and administrative expenses	12,309,492	10,960,067

Operating income	569,952	880,519

Other income (expense):
Interest (expense)	(33,249)	(34,083)

Income before taxes	536,703	846,436
Provision for income taxes	259,751	369,358
Net income	$276,952	$477,078

Net Income per share attributable to common shareholders:
Basic	$0.02	$0.03
Diluted	$0.01	$0.02

Weighted average shares outstanding:
Basic	17,977,278	15,858,427
Diluted	21,480,385	21,470,288

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	September 30,	June 30,
	2006	2006
	(unaudited)	(audited)

Cash and cash Equivalents	$6,699,098	$7,015,018

Total Current Assets	$33,321,440	$29,797,740

Total Assets	$48,523,077	$5,250,881

Current Liabilities	$26,067,397	$3,014,672

Long Term Liabilities	$380,468	$555,199

Working Capital	$7,254,043	$6,783,068

Shareholders' Equity	$22,075,212	$1,681,010

Credit Line Availability	$7,797,506	$1,274,357